FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, BC, V6E 4A2

Phone:  604-683-6332 / Fax: 604-408-7499

Item 2.	Date of Material Change

August 26, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 26, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer closes the AngloGold Ashanti (USA) Exploration Inc. top-up private placement and, implements a Shareholders Rights Plan.

Item 5.	Full Description of Material Change

The Issuer reports the closing of the “top-up” private placement to AngloGold Ashanti (U.S.A.) Exploration Inc., an indirect subsidiary of AngloGold Ashanti Limited (“AngloGold”), effective August 25, 2009.  As a consequence of the placement, AngloGold now holds 7,665,578 common shares, or approximately 13.2907% of the currently outstanding common shares.  The Issuer has also implemented a Shareholders Rights Plan, effective immediately.

AngloGold Private Placement

The private placement to AngloGold consisted of 1,218,283 common shares at a price of CAD 2.68 per share (reflecting the closing price of the Issuer’s common shares on the TSXV on July 9, 2009 less the maximum discount (15%), as required by the provisions of the “top-up” right) for gross proceeds of CAD 3,264,998.  The common shares issued in the private placement will be subject to a hold period in Canada expiring on December 26, 2009.  The net proceeds from the private placement are anticipated to be used by the Issuer for continued work on the Livengood Gold project in Alaska, further work on its Alaska and Nevada mineral properties and general working capital.

The common shares issued to AngloGold have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the “1933 Act”), or any state securities laws, may not be offered or sold in the United States absent registration under the 1933 Act and any applicable state securities laws or pursuant to an exemption therefrom and were issued to AngloGold pursuant to exemptions from such registration requirements.

Resignation of Director

The Issuer announces that the designated AngloGold nominee on the Issuer’s board, Mr. Benjamin Guenther, has resigned as a director of the Issuer, effective August 20, 2009, due to potential conflict of interest issues.  AngloGold has advised the Issuer that it does not intend to nominate a replacement director.  The Issuer would like to take this opportunity to thank Mr. Guenther for his significant contribution toward the development of the Livengood project over the past 3 years, and the directors and management of the Issuer wish him the best in his new role at AngloGold as head of North American projects.

Shareholder Rights Plan

The Issuer advises that its Board of Directors has approved the adoption of, and that it has now adopted, a Shareholder Rights Plan, effective immediately, subject to shareholder approval.

The purpose of the Shareholder Rights Plan is to provide shareholders and the Board with adequate time to consider and evaluate any unsolicited bid made for the Issuer, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Issuer and to ensure that any proposed transaction is in the best interests of the Issuer's shareholders.

The rights issued under the Shareholder Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which, when aggregated with its current holdings, total 20% or more of the Issuer’s outstanding common shares (determined in the manner set out in the Shareholder Rights Plan), other than by a Permitted Bid.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days.  If a take-over bid does not meet the Permitted Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Issuer at a substantial discount to the market price of the common shares at that time.

A copy of the Shareholder Rights Plan was provided to the TSX Venture Exchange (the “TSXV”) on August 19, 2009.  On August 21, 2009 the TSXV indicated that it had no objection to the adoption of the Shareholder Rights Plan subject to evidence of shareholder approval of the Shareholder Rights Plan within 6 months of the date of the Shareholder Rights Plan, and public disclosure of this material change report.  The Issuer will seek shareholder approval of the Shareholder Rights Plan at the annual general meeting of shareholders scheduled to be held on October 15, 2009.  A copy of the Shareholder Rights Plan agreement will be filed on SEDAR today.

Resource Update Status

As a consequence of discovery of the new Sunshine Zone at the Issuer’s Livengood project, the Issuer has delayed its planned Preliminary Economic Assessment (PEA) study until the information from new holes in this zone can be incorporated into the model.  This new area of thick, deeply oxidized mineralization, which is continuing to expand rapidly, is the focus of the bulk of the current drilling on the project as it will have a significant impact on the resource estimate and mine design work.  The Issuer is currently planning for a new resource estimate and PEA study to be completed by late third or early fourth quarter of this year.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the proposed use of the proceeds of the financing by the Issuer, the anticipated completion of a new resource estimate and preliminary economic assessment for the Livengood project and the potential expansion of the Sunshine Zone and the impact of this on the resource estimate for the Livengood project, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

September 2, 2009